UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2026.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 23, 2026, we announced our results of operations for the quarter and year ended March 31, 2026. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On April 23, 2026, we held a press conference to announce our results, which was followed by a question and answer session. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

We have also made available to the public on our website, www.infosys.com, a fact sheet that includes among other things a extract of our Consolidated Statement of Comprehensive Income for the quarter ended March 31, 2026, December 2025 and March 2025 (as per IFRS in US dollars and Indian Rupees); extract of our Consolidated Statement of Comprehensive Income for the year ended March 31, 2026 and March 31, 2025 (as per IFRS in US dollars and Indian Rupees); revenue growth for the quarter ended March 31,2026 as compared with quarter ended December 31, 2025 (in Reported and Constant currency), revenue growth for the quarter ended March 31,2026 as compared with quarter ended March 31, 2025 (in Reported and Constant currency); revenue by business segments; revenue by client geography; client data; efforts and utilization; employee metrics; cash metrics; and reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for three months ended March 31, 2026, December 31, 2025 and March 31, 2025.. We have attached this fact sheet to this Form 6-K as Exhibit 99.4..

On April 23, 2026, we also held a teleconference with journalists and analysts to discuss our results. The transcripts of the teleconference are attached to this Form 6-K as Exhibit 99.5.

We placed form of releases to stock exchanges which consist of Auditors report on Consolidated and Standalone financial results, Statement of Consolidated and Standalone Audited Results in compliance with IndAS along with certain explanatory notes , Information on dividends, Audited Consolidated and Standalone Balance Sheet in compliance with IndAS, Audited Consolidated and Standalone Statement of Cash Flows in compliance with IndAS, Audited Consolidated Segment reporting, Summary of the financial statements in US Dollar in compliance with IFRS for the quarter and year ended March 31, 2026.

In advertisement in certain Indian newspapers we have placed extracts of Consolidated and Standalone Audited Financial Results along with certain explanatory notes and dividend information for the quarter and year ended March 31, 2026, under Ind AS.

A copy of the release to the stock exchanges and the advertisements are attached to this Form 6-K as Exhibit 99.6.

We have made available to the public on our website, www.infosys.com, the following: Audited Interim Condensed Financial Statements in compliance with IFRS in US dollars for the quarter and year ended March 31, 2026 along with the Auditors Report; Audited Interim Consolidated Financial Statements in compliance with IFRS in Indian Rupees for the quarter and year ended March 31, 2026 along with the Auditors Report; Audited Interim Condensed Standalone Financial Statements in compliance with IndAS in Indian Rupees for the quarter and year ended March 31, 2026 along with the Auditors Report; Audited Standalone Financial Statements in compliance with IndAS in Indian Rupees for year ended March 31, 2026 along with the Auditors Report; Audited Interim Condensed Consolidated Financial Statements in compliance with IndAS in Indian Rupees for the quarter and year ended March 31, 2026 along with the Auditors Report; Audited Consolidated Financial Statements in compliance with IndAS in Indian Rupees for year ended March 31, 2026 along with the Auditors Report for the quarter and year ended March 31, 2026. We have attached these documents to this Form 6-K as Exhibits 99.7, 99.8, 99.9 and 99.10, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: April 29, 2026	Jayesh Sanghrajka Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD press release
99.2	IFRS INR press release
99.3	Transcript of April 23, 2026 press conference
99.4	Fact Sheet
99.5	Transcript of April 23, 2026 earnings call
99.6	Form of release to stock exchanges and advertisement placed in Indian newspapers
99.7	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with International Financial Reporting Standards (IFRS) in US Dollars and the Auditors Report thereon.
99.8	Audited Interim Consolidated Financial Statements of Infosys Limited and its Subsidiaries in compliance with IFRS in Indian Rupees and the Auditors Report thereon
99.9	Audited Interim Condensed Standalone Financial Statements of Infosys Limited for the quarter and year ended March 31, 2026 in compliance with Indian Accounting Standards (INDAS) and Auditors Report thereon and Audited Standalone Financial Statements of Infosys Limited for the year ended March 31, 2026 in compliance with INDAS and Auditors Report thereon.
99.10	Audited Interim Condensed Consolidated Financial Statements of Infosys Limited and its subsidiaries in compliance with INDAS for the quarter and year ended March 31, 2026 and Auditors Report thereon and Audited Consolidated Financial Statements for Infosys Limited and its subsidiaries for the year ended March 31, 2026 in compliance with INDAS and Auditors Report thereon.